SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 8, 2005

INMARSAT GROUP LIMITED

(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive offices)

                                                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

                                                Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

                                                Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

                                                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

                                                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Inmarsat Group Limited Reports Fourth Quarter and Financial Year 2004 Results and Confirms Date for Launch of Inmarsat-4 F1 Satellite

London, UK: March 7, 2005.  Inmarsat Group Limited, a leading provider of global mobile satellite communications services, today reported unaudited consolidated financial results for the fourth quarter 2004, ended December 31, 2004.

•                  Fourth quarter total revenue $114.3 million and EBITDA $65.6 million

•                  Financial year 2004 total revenue of $473.8 million and EBITDA of $303.8 million

•                  EBITDA margin 64% for financial year 2004

•                  Cash and restricted cash of $378.5 million at end of year

•                  Inmarsat-4 F1 ready and scheduled for launch on March 10, 2005

Total revenue for the fourth quarter 2004 was $114.3 million, compared to $118.8 million recorded for the fourth quarter 2003.  Fourth quarter revenues were consistent with management expectations, but adversely impacted when compared to the third quarter 2004 revenues by volume discounts to distributors which peak in the fourth quarter before being reset at the end of the year, and to a lesser degree by seasonality which typically affects our land data business during the holiday period.  EBITDA for the fourth quarter 2004 was $65.6 million, a decrease of $4.7 million from $70.3 million reported for the fourth quarter 2003.

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “The fourth quarter concludes another solid year of revenue and cashflow for Inmarsat.  I think our results demonstrate yet again the recurring and stable nature of our revenue base and the ability of our business model to maintain high cashflow margins.

We are looking forward to the challenges ahead in 2005 and in particular to the planned launch of two Inmarsat-4 satellites, the first of which is due to be launched from Cape Canaveral on March 10th.  The Inmarsat-4 satellites will extend the life of our network and allow us to introduce high bandwidth BGAN services to meet the increasing mobile data needs of our end users.”

Net operating costs for the fourth quarter 2004 were $51.1 million, an increase of $1.4 million compared to $49.7 million recorded for the fourth quarter 2003.  Compared to the same period last year net operating costs were affected by increased costs for our capacity lease with Thuraya to support our Regional BGAN service.  This increase in lease costs reflects the period of the lease whereby we have increased flexibility and may terminate the lease at relatively short notice when we have migrated our Regional BGAN end users to our Inmarsat-4 F1 satellite.  During the fourth quarter 2004 we also began to incur rental payments on our headquarters building in London on which we completed a sale and leaseback transaction in November.

Depreciation and amortisation for the fourth quarter 2004 was $13.5 million, a decrease of $17.8 million compared to $31.3 million recorded for the fourth quarter 2003.  The movement year over year reflects a review of the allocation of the purchase price in connection with the acquisition of Inmarsat in December 2003 between goodwill and tangible assets.   A description of these adjustments and a discussion of changes in accounting policy which impacted our depreciation and amortisation charge in the fourth quarter 2004 are included in our financial report which is available from our website.

Net interest payable for the fourth quarter 2004 was $45.8 million, an increase of $35.0 million over the net interest payable of $10.8 million recorded for the fourth quarter 2003.  The increase in interest reflects the impact of new financing since the acquisition of Inmarsat in December 2003.  Interest for the fourth quarter 2004 includes non-cash interest of $18.9 million for our subordinated parent company loan and $3.5 million of other non-cash interest items.

After taking into account a gain of $42.6 million on the sale of our headquarters building in London our profit on ordinary activities after taxation for the fourth quarter 2004 was $46.0 million, compared to a profit of $18.1 million recorded for the fourth quarter 2003.

In connection with the sale and leaseback transaction completed in November we received proceeds of $125.1 million and made a repayment on our senior bank facility of $62.5 million.  We ended the fourth quarter with cash and restricted cash of $378.5 million and external debt made up of $737.5 million in bank debt and $477.5 million of senior notes.

Cash used to fund capital expenditure during the fourth quarter was $31.3 million.  Net cash used to meet interest payments during the fourth quarter 2004 was $11.1 million.

During the fourth quarter Inmarsat Holdings Limited, the immediate parent company of Inmarsat Group Limited, issued $450.0 million of Senior Discount Notes due 2012 and received proceeds of $301.0 million.  Inmarsat Holdings Limited used the proceeds to redeem $291.0 million of subordinated preference certificates pro-rata from the holders, including a number of our shareholders.  Inmarsat Holdings Limited completed a registered exchange offer on the Senior Discount Notes in January.  Going forward a financial report containing the consolidated financial results of Inmarsat Holdings Limited will be made available on our website and filed with the SEC at the same time we file the equivalent report for Inmarsat Group Limited.  Inmarsat Holdings Limited conducts no business and there are only limited differences between the consolidated financial results of the two companies.  However, holders of the Senior Discount Notes are encouraged to review the financial results of Inmarsat Holdings Limited.

Other Information

This press release and a financial report for the fourth quarter 2004, ended December 31, 2004 will be posted on our website.  For a copy of the financial report, please visit the Inmarsat Investor Relations site at: www.inmarsat.com/investor_relations/.  Inmarsat management will discuss the fourth quarter 2004 results and other financial and business information in a conference call on Monday, 7 March at 3:00 p.m. London time (GMT), (United States, 10:00 a.m. EST).  To access the call from within the United Kingdom please dial 020 8609 0238.  To access the call from outside the United Kingdom please dial +44 20 8609 0238.  The access code for the call is ‘393882’.  The call will also be recorded.  To access the recording from within the United Kingdom please dial 020 8609 0289 and enter the conference code 124493.  To access the recording from outside the United Kingdom please dial +44 20 8609 0289 and enter the conference code 124493.  The recording will be available for one week following the call.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements.  These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel.  You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement.  We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Inmarsat Group Limited
Revenue Breakdown

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(US$ in millions)
Satellite communications services
Maritime sector:
voice services	25.3	26.7	105.0	112.1
data services	37.5	33.0	146.4	133.5
Total maritime sector	62.8	59.7	251.4	245.6
Land sector:
voice services	6.2	8.4	27.9	37.7
data services	22.2	28.8	105.8	125.9
Total land sector	28.4	37.2	133.7	163.6
Aeronautical sector	4.7	3.5	16.9	13.1
Total satellite communications services	95.9	100.4	402.0	422.3
Leasing (incl. navigation)	14.4	14.2	56.9	61.2
Other	4.0	4.2	14.9	20.9
Total revenue	114.3	118.8	473.8	504.4

Active Terminal Data

	As at December 31,
	2004	2003
	(000’s)
Active terminals (1)
Maritime	112.1	99.5
Land	72.6	71.7
Aeronautical	6.1	5.5
Total Active Terminals	190.8	176.7

(1)              Active terminals means terminals registered with us as at the end of the relevant financial period that have been used to access our services at any time during the preceding twelve-month period.

Inmarsat Group Limited
Consolidated Profit and Loss Accounts

	Fourth quarter ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(US$ in millions)
				(restated)
Revenues from continuing operations	114.3	118.8	473.8	504.4
Other operating income	2.4	1.2	6.9	7.6
	116.7	120.0	480.7	512.0
Depreciation and amortisation	(13.5)	(31.3)	(144.5)	(132.3)
Other net operating costs	(51.1)	(49.7)	(176.9)	(175.4)
Total operating costs	(64.6)	(81.0)	(321.4)	(307.7)
Group operating profit	52.1	39.0	159.3	204.3
Gain on disposal of tangible assets	42.6	—	42.6	—
Interest receivable and similar income	1.5	0.1	3.9	2.0
Interest payable and similar charges	(47.3)	(10.9)	(167.5)	(14.7)
Profit/(loss) on ordinary activities before taxation	48.9	28.2	38.3	191.6
Taxation	(2.9)	(10.1)	(8.8)	(57.9)
(Loss)/profit on ordinary activities after taxation	46.0	18.1	29.5	133.7

Note - 2003 comparative information relates to the predecessor company, Inmarsat Ventures plc.

Inmarsat Group Limited
Consolidated Balance Sheets

	As at December 31,	As at December 31,
	2004	2003
	(US$ in millions)
		(restated)
Fixed assets
Current assets	1,635.6	1,766.5
Stocks	1.2	2.1
Debtors	160.6	144.6
Cash and Short-term investments	215.1	121.7
Restricted cash	163.4	162.7
Total current assets	540.3	431.1
Total assets	2,175.9	2,197.6
Creditors - amounts falling due within one year
Other creditors	(170.3)	(206.3)
Loans and other borrowings	(29.1)	(365.6)
Creditors - amounts falling due after more than one year
Other creditors	(69.9)	(33.8)
Loans and other borrowings	(1,717.4)	(1,392.6)
Provisions for liabilities and charges	(124.7)	(165.1)
Total liabilities	2,111.4	2,163.4
Net assets and shareholders funds	64.5	34.2

Contact:

Inmarsat Group Limited, London, UK

Investor Enquiries

Simon Ailes, +44 20 7728 1518

simon_ailes@inmarsat.com

Media Enquiries

Christopher McLaughlin, +44 20 7728 1015

christopher_mclaughlin@inmarsat.com

John Warehand, +44 20 7728 1574

john_warehand@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2005
INMARSAT GROUP LIMITED

	By:	/s/ ALISON HORROCKS
Alison Horrocks
Company Secretary